EXHIBIT 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Amendment No. 1 to the Registration Statement No. 333-146120 of our report dated August 24, 2007 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to supplemental information), relating to the Statements of Revenues and Direct Operating Expenses of the Dominion Resources Inc.’s Mid-Continent Exploration & Production Operations (the “Properties”), as defined in the purchase and sale agreement dated June 29, 2007 between Dominion Resources Inc. and Linn Energy, LLC for the years ended December 31, 2006, 2005 and 2004, appearing in the current report on Form 8-K/A Amendment No. 1, dated September 17, 2007, of Linn Energy, LLC and to the reference to us under the heading “Experts” in the Prospectus, which is part of the Registration Statement.

/s/ Deloitte & Touche LLP

Houston, Texas
October 29, 2007